Mail Stop 4561

June 9, 2009

Weizhou Lian, CEO
Longtop Financial Technologies Limited
c/o Law Debenture Corporate Services Inc.
4th Floor, 400 Madison Avenue
New York, NY 10017

> **Re:** **Longtop Financial Technologies Limited**
> **Registration Statement on Form F-3**
> **Filed May 15, 2009**
> **File No. 333-159263**
>
> **Form 20-F for the Period Ended March 31, 2008**
> **Filed July 1, 2008**
> **File No. 001-33722**

Dear Mr. Lian:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3

Selling Shareholders, page 9

1.	For all selling shareholders that are legal entities, please identify by footnote or otherwise the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. For more information, please refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" and Question 240.04 of the Division of Corporation Finance's compliance and disclosure interpretations of Regulation S-K, which are available on the Commission's website at http://www.sec.gov.

2.   Please clarify whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Taxation, page 12

3.   You have filed a tax opinion with your registration statement. In the lead-in to your taxation discussion, you state that you are summarizing "certain" material tax consequences. Please revise to indicate that all material tax consequences are discussed.

Part II. Information Not Required in the Prospectus

Item 9. Exhibits, page II-1

Exhibit 5.1 Opinion of Conyers, Dill and Pearman

4.   We understand that the ordinary shares in the form of American Depositary Shares have been issued to the selling shareholders. As such, it is unclear to us why the legality opinion needs to assume that "the Company received payment of the full consideration therefor upon issuance" of the shares. Please advise or revise.

Exhibit 8.1 Opinion of Goulston & Storrs, P.C., regarding certain U.S Tax matters

5.   When a short-form tax opinion is filed, the opinion and the prospectus must both state clearly that the discussion in the tax consequences section of the prospectus is counsel's opinion. It is not acceptable for either the short-form opinion or the prospectus to state that the discussion in the prospectus is an accurate summary of the material tax consequences. Please revise the short-form opinion and your prospectus discussion. Regardless of whether the tax opinion is long or short-form, it must:

- Clearly identify each material tax consequence being opined upon;

- Set forth the author's opinion as to each identified tax item;

- Set forth the basis for the opinion; and

- ▪ If counsel is unable to opine, state this fact clearly, provide a reason for counsel's inability to opine and discuss the possible alternatives and risks to investors of each tax consequence.

Signatures, page II-4

6.   We note the filing does not include the signature of your controller or principal accounting officer. If Derek Palaschuk, your CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such. See Instructions 1 and 2 to the Signatures section of Form F-3. Please revise.

Form 20-F for the Fiscal Year Ended March 31, 2008

Item 15T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 101

7.   Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule also requires that the disclosure controls and procedures be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e).

8.   As you state under "Limitations on Controls" that any control system can only provide reasonable assurance that the objectives of the control system are met, please provide in future filings and confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level for the relevant period.

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As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that each filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (617) 574-7568</u>
        Timothy B. Bancroft, Esq.
        Goulston & Storrs, P.C.